                         AGREEMENT AND PLAN OF MERGER
                         ----------------------------

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is dated as of May 25, 2001, by and between InternetMercado.com, Inc., a Delaware corporation (the "Company") and New Century Acquisition Corporation, a California corporation and a wholly owned subsidiary of the Company ("Sub"), on the one hand; and New Century Remanufacturing, Inc., a California corporation ("New Century"), David Duquette ("Duquette") and Josef Czikmantori ("Czikmantori") (collectively, the "New Century Shareholders").

                                   RECITALS
                                   --------

     A. The New Century Shareholders own an aggregate of 18,000 shares of the capital stock, $1 par value per share, of New Century (the "New Century Shares), representing all of the issued and outstanding capital stock of New Century;

     B. The Company, Sub, New Century and the New Century Shareholders have each determined to engage in the transactions contemplated hereby (collectively, the "Transaction") pursuant to which Sub will merge with and into New Century (the "Merger") and each issued and outstanding share of capital stock of New Century shall be converted into shares of the Company's common stock in the manner herein described;

     C. The respective Boards of Directors of the Company, Sub and New Century have each approved the Merger, the Transaction, this Agreement, and the Agreement of Merger and the Certificate of Merger, both referred to in Section 1.1(b) hereof, and the New Century Shareholders, and the Company, as the sole stockholder of Sub, have each approved the Merger, the Transaction, this Agreement, and the Agreement of Merger and the Certificate of Merger, both referred to in Section 1.1(b) hereof, and the parties intend that this Agreement constitutes a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties hereto hereby agree as follows:

     1.   THE MERGER

          1.1  Surviving Corporation; Effective Time.

               (a) At the Closing (as hereinafter defined), subject to the terms and conditions of this Agreement, Sub shall be merged with and into New Century in accordance with the General Corporation Law of California (the "CGCL"), whereupon the separate existence of Sub shall cease, and New Century shall be the surviving corporation. It is intended by the parties hereto that the Transaction shall constitute a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

               (b) Simultaneously with the Closing, New Century and Sub shall file an agreement of merger with an officers' certificate of each of Sub and New Century (the "Certificate of Merger"), in the form attached hereto as Exhibit A, in the office of the Secretary of State of the State of California in accordance with the CGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed in California (the date of such filing being hereinafter referred to as the "Effective Date") and the time of such filing being hereinafter referred to as the "Effective Time". From and after the Effective Time, New Century shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of both New Century and Sub, as provided under the CGCL.

          1.2 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of New Century following the Closing shall be the Articles of Incorporation and Bylaws of New Century as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable law.

          1.3 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the applicable law, the directors and officers of the Company immediately after the Effective Time shall be the directors and officers of New Century.

          1.4 Conversion of Shares. As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of any holder thereof:

               (a) Each share of common stock, par value $0.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of capital stock, $1 par value per share, of New Century.

               (b) Each New Century Share, or portion thereof, outstanding immediately prior to the Effective Time, shall be converted into shares of the Company's common stock, par value $0.10 per share (the "Company Shares"), at the rate of 833.3333

Company Shares for each whole New Century Share. Each New Century Shareholder shall be entitled to receive the number of Company Shares set forth on Schedule
2.2 attached hereto, or an aggregate of Fifteen Million (15,000,000) Company Shares.

          1.5 Fractional Shares. Fractional shares of the Company shall not be issued in connection with the Company Shares, but any fractional shares shall be rounded to the nearest whole share. No cash shall be issued in lieu of any fractional shares.

          1.6  Exchange of Certificates.

               (a) Upon surrender to the Company of the certificates representing the New Century Shares (collectively, the "New Century Certificates"), the holders of such New Century Certificates shall each be entitled to receive in exchange therefor one or more certificates representing the number of shares of Company Shares to which such holder is entitled pursuant to the provisions of Section 1.4(b) hereof.

               (b) Each New Century Certificate converted into Company Shares shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired and cease to exist. Until surrendered as contemplated by this Section 1.6(b), each holder of New Century Shares shall thereafter cease to possess any rights with respect to such shares, except the right to receive upon such surrender number of shares of Company Shares as provided by Section 1.4(b) hereof.

               (c) No dividends on the Company Shares shall be paid to the holder of any unsurrendered New Century Certificate until such New Century Certificate is surrendered; provided, however, that upon surrender of an New Century Certificate, there shall be paid to such holder the amount of dividends, if any, which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of shares of Company Shares issued upon such surrender. Subject to the effect, if any, of applicable escheat and other laws, following surrender of any New Century Certificate, there shall be delivered to the holder entitled thereto, without interest, the amount of dividends so withheld as of any date subsequent to the Effective Date and prior to such date of delivery.

               (d) All Company Shares delivered to the New Century Shareholders in respect of the New Century Shares in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such New Century Shares. If, after the Effective Time, New Century Certificates are presented for any reason, they shall be cancelled and exchanged as provided in this Section 1.6.

          1.7 Closing. Subject to the satisfaction of the conditions precedent specified in Section 6 hereof, the closing of the Transaction shall take place at 11:00 a.m. (Los Angeles time) at the offices of Loeb & Loeb LLP, 10100 Santa Monica Blvd., Suite 2200, Los Angeles, CA 90067, on or before May __, 2001 or on such other date as may be mutually agreed upon by the parties (the "Closing"). The Closing shall be deemed to occur concurrently with the execution of this Agreement.

     2. REPRESENTATIONS AND WARRANTIES OF NEW CENTURY AND THE NEW CENTURY SHAREHOLDERS

          New Century and the New Century Shareholders hereby jointly and severally represent and warrant to the Company as follows:

          2.1  Organization.

               (a) New Century is a corporation duly organized, validly existing, and in good standing under the laws of the State of California. New Century has the power and authority to carry on its business as presently conducted; and New Century is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on its business.

               (b) The copies of the charter documents of New Century heretofore furnished to the Company are complete and correct copies thereof as amended and in effect on the date hereof.

          2.2  Capitalization of New Century.

               (a) The authorized capital stock of New Century consists of One Million (1,000,000) shares of capital stock, $1 par value per share, of which eighteen thousand (18,000) shares are presently, and will be immediately prior to the Closing, issued and outstanding. All of the issued and outstanding shares of New Century are duly authorized, validly issued, fully paid and nonassessable and are free from any liens, claims, charges, security interests or other encumbrances. The New Century Shareholders are the sole beneficial and record owners of the New Century Shares as set forth on Schedule 2.2(a) attached hereto, and the New Century Shareholders will have the unqualified right to transfer and dispose of the New Century Shares.

               (b) There are no outstanding options, warrants or rights of any kind to acquire any securities of New Century.

          2.3 Subsidiaries and Investments. New Century does not own any capital stock or have any interest in any corporation, partnership, or other form of business organization.

          2.4 Financial Statements. The unaudited balance sheet of New Century as of December 31, 2000, and unaudited statement of operations and cash flows for the 12 months ended December 31, 2000 (collectively, the "New Century Financial Statements"), (a) were prepared in accordance with the books and records of New Century; (b) were prepared in accordance with generally accepted accounting principles consistently applied; and (c) are accurate and fairly present their respective financial condition and the results of operations as of the relevant dates thereof and for the entities and periods covered thereby.

          2.5 Liabilities. All of the liabilities of any nature whatsoever, contingent or otherwise, of New Century as of the date hereof in excess of $5,000 are accurately described in detail and quantified (both individually and in the aggregate) in Schedule 2.5 attached hereto.

          2.6 Absence of Material Changes. Since December 31, 2000, there has not been:

               (a) any material adverse change in the condition (financial or otherwise) of the properties, assets, liabilities or business of the New Century, except changes in the ordinary course of business which, individually and in the aggregate, have not been materially adverse.

               (b) except as set forth on Schedule 2.6(b) attached hereto, any redemption, purchase or other acquisition of any shares of the capital stock of New Century or any issuance of any shares of capital stock or the granting, issuance or execution of any rights, warrants, options or commitments by New Century relating to its authorized or issued capital stock.

          2.7 Litigation. Except as set forth on Schedule 2.7 attached hereto, there is no litigation, proceeding, or investigation pending or threatened against New Century affecting any of its properties or assets, that might result, either in any case or in the aggregate, in any material adverse change in the business, operations, affairs or financial condition of New Century or its properties or assets, or that might call into question the validity of this Agreement, or any action taken or to be taken pursuant hereto.

          2.8 Title to Assets. Except as set forth on Schedule 2.8 attached hereto, New Century has good and marketable title to all of the assets and properties now carried on its books including those reflected in the most recent balance sheet contained in the New Century Financial Statements, free and clear of all liens, claims, charges, security interests or other encumbrances, except as described in the New Century Financial Statements or arising thereafter in the ordinary course of business (none of which will be material).

          2.9 Contracts and Undertakings. Except as set forth on Schedule 2.9 attached hereto, New Century has no contracts, agreements, leases, licenses, arrangements, commitments and other undertakings which involve or will involve or require consideration or payment in excess of $50,000 (collectively the "New Century Contracts") to which it is a party or to which it or its property is subject. Except as set forth on such Schedule 2.9 attached hereto, New Century is not in material default under any of the New Century Contracts and, to the knowledge of the New Century Shareholders, no other party to any New Century Contract to which New Century is a party is in default thereunder nor, to the knowledge of the New Century Shareholders, does there exist any condition or event which, after notice or lapse of time or both, would constitute a default by any party to any such New Century Contract.

          2.10 Transactions with Affiliates, Directors and Shareholders. Except as set forth on Schedule 2.10 attached hereto, there are no contracts, agreements, arrangements or other transactions between New Century and any officer, director, member or shareholder of New Century, or any corporation or other entity owned or controlled, directly or indirectly, by any such officer, director, member of shareholder, a member of any such officer, director, member or shareholder's family, or any affiliate of any such officer, director, member or shareholder which involve or will involve or require consideration or payment in excess of $50,000.

          2.11 No Conflict. Except as set forth on Schedule 2.11 attached hereto, the execution and delivery of this Agreement and the consummation of the Transaction will not conflict with or result in a breach of any term or provision of, or constitute a default under, the charter documents of New Century or any agreement, contract or instrument to which New Century or any of the New Century Shareholders is a party or by which any of them or any of their respective assets are bound except where the violation, conflict, breach or except where the violation, conflict, breach or default would not have a material adverse effect on the financial condition of New Century taken as a whole or on the ability of the parties to consummate the transactions contemplated by this Agreement.

          2.12 Authority. New Century and each of the New Century Shareholders have full power and authority to enter into this Agreement and to carry out the Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly authorized and approved by all of the shareholders and the Board of Directors of New Century and no other corporate or other proceedings on the part of New Century, or the New Century Shareholders are necessary to authorize this Agreement and the Transaction. Each New Century Shareholder has good, valid and marketable title to the New Century Shares, free and clear of all claims and encumbrances.

          2.13 Compliance with Law. Except as set forth on Schedule 2.13 attached hereto, New Century has in all material respects complied with and it is now in all material respects in compliance with, all federal, state and local laws applicable to it. The New Century Shares were issued in compliance with all state and federal securities laws except where the failure to comply would not
(a) have a material adverse effect upon the financial condition of New Century or on the ability of the parties to consummate the transactions contemplated by this Agreement or (b) give rise to a right of rescission on the part of any issuee.

          2.14 Securities Laws. The New Century Shareholders acknowledge that the Company Shares are not being registered under the Securities Act of 1933, as amended (the "Securities Act"), on the ground that the offer and sale of the Company Shares are exempt from the registration provisions of Section 5 of the Securities Act pursuant to Section 4(2) thereof, as transactions by an issuer not involving any public offering, and/or may be deemed not to involve an offer or sale within the meaning of Section 5 of the Securities Act pursuant to Regulation D promulgated thereunder, and that the Company Shares may not be resold in any transaction subject to Section 5 of the Securities Act unless registered or an exemption from registration is available for such sale, and that the certificates representing the Company Shares will bear a legend to that effect, substantially in the form set forth on Schedule 2.14 attached hereto. Each of the New Century Shareholders is acquiring the Company Shares for investment purposes only and not with a view to distribution or resale.

          2.15 Brokers. Except as set forth on Schedule 2.15 attached hereto, there is no obligation to compensate any person as a broker or finder with respect to the Transaction.

          2.16 Taxes. New Century has duly and timely filed in proper form all tax returns for all taxes required to be filed with the appropriate regulatory authority, except where such failure would not have a material adverse effect on New Century. All taxes due and payable by New Century (or claimed to be due and payable) have been paid, except such amounts as (i) are not in the aggregate material or (ii) are being contested diligently and in good faith by appropriate proceedings and for which there are adequate reserves in New Century Financial Statements. There are no pending tax audits, claims or proceedings relating to New Century.

          2.17 Employee Benefits; Employees. All employee benefit plans maintained or contributed to by New Century are set forth on Schedule 2.17 attached hereto. Except as set forth on Schedule 2.17:

               (a) To the extent applicable, all such employee benefit plans are, and have been at all times since their establishment, qualified for federal income tax purposes under Internal Revenue Code Section 401(a) and the related trusts are, and have been at all times since their establishment, exempt from federal income tax under Internal Revenue Code Section 501(a). All such employee benefit plans are in compliance in all material respects with all applicable provisions of ERISA, including, but not limited to, the applicable reporting and disclosure requirements, as they relate to such plans, and New Century is not subject to any liabilities based on past non-compliance, if any except to the extent such liabilities would not have a material adverse effect on New Century.

               (b) New Century has made all required contributions under each employee benefit plan listed on Schedule 2.17 for all periods through and including the fiscal year ended December 31, 2000, and has made all required contributions for subsequent periods or has provided adequate accruals therefor in New Century Financial Statements, except to the extent the failure to make such contributions or accruals would not have a material adverse effect on new century.

               (c) There are no collective bargaining agreements applicable to any persons employed by New Century, and to the knowledge of New Century, New Century has no duty to bargain with any labor organization with respect to any such person. There are not pending any unfair labor practice charges against New Century, nor is there any demand for recognition, or any other request or demand from a labor organization for representative status with respect to any person employed by New Century.

               (d) New Century is in substantial compliance with all applicable legal requirements respecting employment conditions and practices, have withheld all amounts required by any applicable legal requirements or contracts to be withheld from the wages or salaries of their employees, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except to the extent the failure to withhold any such amounts would not have a material adverse effect on New Century.

               (e) New Century has not engaged in any unfair labor practice within the meaning of the National Labor Relations Act and have not violated any legal requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in their employment conditions or practices, except where such violations would not have a material adverse effect on New Century. There is not pending or, to the best of New Century's knowledge, threatened any discrimination complaint relating to race, color, national origin, sex, religion, age, marital status, or handicap against New Century before any regulatory authority.

     3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Each of the Company and Sub hereby represent and warrant, individually as to itself, to the New Century Shareholders as follows:

          3.1  Organization.

               (a) Each of the Company and Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and California, respectively, has the corporate power and authority to carry on its business as presently conducted, and is qualified to do business in all jurisdictions where the failure to be so qualified would have a material adverse effect on the business of the Company or Sub, as the case may be.

               (b) The copies of the Certificate of Incorporation of the Company, the Articles of Incorporation of Sub, and the Bylaws of the Company and Sub heretofore furnished to New Century are complete and correct copies of the Certificate of Incorporation and the Bylaws, as amended, of the Company and Sub as in effect on the date hereof.

          3.2 Capitalization of the Company. The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $0.10 per share, of which 17,456,552 shares are issued and outstanding; and 15,000,000 shares of Preferred Stock, par value $1.00 per share, of which 100,900 shares are issued and outstanding. The authorized capital stock of the Sub consists of 100 shares of common stock, par value $0.10 per share, all of which are issued and outstanding. All of the issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable, and, at the Closing, the Company Shares will be duly authorized, validly issued, fully paid and non-assessable. Except for such outstanding shares or as set forth on Schedule 3.2 attached hereto, there are no outstanding shares of capital stock or other securities or other equity interests of the Company or the Sub or options, warrants or rights of any kind to acquire such stock or other securities of the Company or the Sub. Except as set forth on Schedule 3.2 attached hereto, there are no outstanding agreements which impose an obligation to file a registration statement or register any of the capital stock of the Company.

          3.3 Subsidiaries and Investments. Except as set forth on Schedule 3.3 attached hereto, the Company does not own directly or indirectly, any capital stock or have any interest in any corporation, partnership or other form of business organization.

          3.4 Financial Statements. The audited consolidated condensed balance sheet of the Company as of March 31, 2000 and the consolidated condensed statement of operations and cash flows for the year then ended and the unaudited consolidated condensed balance sheet as of December 31, 2000 and the unaudited consolidated condensed statements of operations and cash flow for the nine months then ended (collectively, the "Company Financial Statements") (a) were prepared in accordance with the books and records of the Company; (b) were prepared in accordance with generally accepted accounting principles consistently applied; and (c) are accurate and fairly present the Company's financial condition and the results of its operations as of the relevant dates thereof and for the period covered thereby.

          3.5 Liabilities. Except as set forth on Schedule 3.5 attached hereto or otherwise contemplated in this Agreement, the liabilities of the Company will not exceed Twenty Five Thousand Dollars ($25,000) as of the Closing. As used herein, liabilities shall mean liabilities of any nature whatsoever, contingent or otherwise.

          3.6 Absence of Material Changes. Since December 31, 2000, except as set forth on Schedule 3.6 attached hereto, there has not been:

               (a) any material adverse change in the condition (financial or otherwise) of the properties, assets, liabilities or business of the Company or Sub, as the case may be, except changes in the ordinary course of business which, individually and in the aggregate, have not been materially adverse.

               (b) except for the Company's investment in Sub and any warrant and option exercises, any undisclosed redemption, purchase or other acquisition of any shares of the capital stock of the Company or Sub, as the case may be, or any issuance of any shares of capital stock or the granting, issuance or execution of any rights, warrants, options or commitments by the Company or Sub, as the case may be, relating to its authorized or issued capital stock.

          3.7 Litigation. Except as disclosed on Schedule 3.7 attached hereto, there is no litigation, proceeding or investigation pending or, to the knowledge of the Company or Sub, as the case may be, threatened against the Company or Sub, as the case may be, affecting any of its properties or assets that might result, either in any case or in the aggregate, in any material adverse change in the business, operations, affairs or financial condition of the Company or Sub, as the case may be, or their respective properties or assets, or that might call into question the validity of this Agreement, or any action taken or to be taken pursuant hereto.

          3.8 Title to Assets. Except as disclosed on Schedule 3.8 attached hereto, the Company and Sub have good and marketable title to all of their assets and properties now carried on their respective books including those reflected in the balance sheet contained in the Company Financial Statements, free and clear of all liens, claims, charges, security interests or other encumbrances, except as described in the Company Financial Statements or arising thereafter in the ordinary course of business (none of which will be material).

          3.9 Contracts and Undertakings. Except as disclosed on Schedule 3.9 attached hereto, the Company or Sub, as the case may be, has no contracts, agreements, leases, licenses, arrangements, commitments or other undertakings (collectively, the "Company Contracts") to which the Company or Sub, as the case may be, is a party or to which it or its property is subject. Except as set forth on Schedule 3.9 attached hereto, the Company or Sub, as the case may be, is not in material default, or alleged to be in material default, under any Company Contract and, to the knowledge of the Company or Sub, as the case may be, no other party to any Company Contract to which the Company or Sub, as the case may be, is a party is in default thereunder nor, to the knowledge of the Company or Sub, as the case may be, does there exist any condition or event which, after notice or lapse of time or both, would constitute a default by any party to any such Company Contracts.

          3.10 Transactions with Affiliates, Directors and Shareholders. Except as disclosed on Schedule 3.10 attached hereto, there are no contracts, agreements, arrangements or other transactions between the Company or Sub, as the case may be, and any officer, director, or 5% stockholder, a member of any such officer, director or 5% stockholder's family, or any affiliate of any such officer, director or 5% stockholder.

          3.11 No Conflict. The execution and delivery of this Agreement and the consummation of the Transaction will not conflict with or result in a breach of any term or provision of, or constitute a default under, the Certificate of Incorporation or Bylaws of the Company or Sub, as the case may be, or any agreement, contract or instrument to which the Company or Sub, as the case may be, is a party or by which it or any of their respective assets are bound.

          3.12 Authority. Each of the Company and Sub has full power and authority to enter into this Agreement and to carry out the Transaction. The execution and delivery of this Agreement, the consummation of the Transactions and the issuance of the Company Shares in accordance with the terms hereof, have been duly authorized and approved by the Board of Directors of the Company and Sub and no other corporate proceedings on the part of the Company or Sub are necessary to authorize this Agreement, the Transaction and the issuance of the Company Shares in accordance with the terms hereof.

          3.13 Compliance with Law. Each of the Company and Sub has in all material respects complied with and it is now in all material respects in compliance with, all Federal, State and local laws applicable to the Company or Sub, as the case may be. Except for the issuance of the Company Shares to the New Century Shareholders and the Additional New Century Shareholders hereunder, all outstanding securities have been issued in full compliance in all material respects with all state and federal securities laws. The securities filings of the Company contain no material misstatement or fail to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

          3.14 Continuity of Business Enterprise. It is the present intention of the Company to continue at least one significant historic business line of New Century, or to use at least a significant portion of New Century's historic business assets in a business, in each case within the meaning of Section 1.368-1(d) of the United States Treasury Regulations.

          3.15 SEC Reports. All reports, registration statements, definitive proxy statements or information statements filed by the Company since January 1, 1999 under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended in the form filed (collectively "SEC Documents") with the
SEC: (i) complied in all material respects as to form with the applicable requirements under the Securities or Exchange Act, as the case may be, (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, and (iii) were timely filed.

          3.16 Brokers. Except as set forth on Schedule 2.15, there is no obligation to compensate any person as a broker or finder with respect to the Transaction.

          3.17 Taxes. The Company has duly and timely filed in proper form all tax Returns for all Taxes required to be filed with the appropriate regulatory authority, except where such failure would not have a material adverse effect on the Company. All taxes due and payable by the Company (or claimed to be due and payable) have been paid, except such amounts as (i) are not in the aggregate material or (ii) are being contested diligently and in good faith by appropriate proceedings and for which there are adequate reserves in the Company Financial Statements. There are no pending tax audits, claims or proceedings relating to the Company.

          3.18 Employee Benefits; Employees. All employee benefit plans maintained or contributed to by the Company are set forth on Schedule 3.18 attached hereto. Except as set forth on Schedule 3.18:

                 (a) To the extent applicable, all such employee benefit plans are, and have been at all times since their establishment, qualified for federal income tax purposes under Internal Revenue Code Section 401(a) and the related trusts are, and have been at all times since their establishment, exempt from federal income tax under Internal Revenue Code Section 501(a). All such employee benefit plans are in compliance in all material respects with all applicable provisions of ERISA, including, but not limited to, the applicable reporting and disclosure requirements, as they relate to such plans, and the Company is not subject to any liabilities based on past non-compliance, if any except to the extent such liabilities would not have a material adverse effect on the Company.

                 (b) The Company has made all required contributions under each employee benefit plan listed on Schedule 3.18 for all periods through and including the fiscal year ended December 31, 2000, and has made all required contributions for subsequent periods or has provided adequate accruals therefor in the Company Financial Statements, except to the extent the failure to make such contributions or accruals would not have a material adverse effect on the Company.

                 (c) There are no collective bargaining agreements applicable to any persons employed by the Company, and to the knowledge of the Company, the Company has no duty to bargain with any labor organization with respect to any such person. There are not pending any unfair labor practice charges against the Company, nor is there any demand for recognition, or any other request or demand from a labor organization for representative status with respect to any person employed by the Company.

                 (d) The Company is in substantial compliance with all applicable legal requirements respecting employment conditions and practices, have withheld all amounts required by any applicable legal requirements or contracts to be withheld from the wages or salaries of their employees, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing, except to the extent the failure to withhold any such amounts would not have a material adverse effect on the Company.

                 (e) The Company has not engaged in any unfair labor practice within the meaning of the National Labor Relations Act and have not violated any legal requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in their employment conditions or practices, except where such violations would not have a material adverse effect on the Company. There is not pending or, to the best of the Company's knowledge, threatened any discrimination complaint relating to race, color, national origin, sex, religion, age, marital status, or handicap against the Company before any regulatory authority.

   4.     COVENANTS AND AGREEMENTS OF THE PARTIES EFFECTIVE PRIOR TO CLOSING

          4.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of the Company, Sub and New Century as each party may request. In order that each party may have the full opportunity to do so, the Company, Sub, each of the New Century Shareholders and New Century shall furnish each party and its representatives during such period with all such information concerning the affairs of the Company, Sub or New Century as each party or its representatives may reasonably request and cause the Company, Sub or New Century and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party's representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party's premises, with copies thereof to be provided to each party and/or its representatives upon request.

          4.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Transaction and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations. The Company will take all actions necessary under applicable securities laws in connection with the offering and issuance of the Company Shares.

          4.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of the Company and Sub on the one hand and the New Century Shareholders on the other hand. For the purposes of this paragraph, the term "Material Transactions" shall include any change in charter or bylaws; grant or issuance of securities convertible into common stock; declaration or payment of any dividend or redemption of capital stock; change in capitalization; or consolidation, merger, reorganization, sale of substantially all of the subject entities' assets or roll-up. Without the prior written consent of the Company, Sub, and each of the New Century Shareholders, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing. Notwithstanding anything herein to the contrary, nothing herein shall preclude, and the New Century Shareholders hereby acknowledge and consent to the following issuances of securities (the "Additional Securities"), all of which will occur between the date hereof and the Closing: an aggregate of 2,505,714 Company Shares to Jeffrey A. Stern ("Stern") for accrued salary and bonus (the "Stern Shares"); 542,143 Company Shares to Felix Telado for accrued salary and bonus; up to 3,500,000 Company Shares to Bastion Capital Fund L.P. ("Bastion") for conversion of debt; up to 1,400,000 Company Shares to MCG Finance Corporation ("MCG") for conversion of debt; and up to 800,000 Company Shares to various account or other creditors for conversion of liabilities (the "Creditors"). Additionally, nothing herein shall preclude the transfer or assignment of the stock of one or more subsidiaries of the Company. Attached as Schedule 3.2 is the Company's current good faith estimate on the post-Closing capitalization of the Company.

          4.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties (New Century shall represent itself and the New Century Shareholders and the Company shall represent itself and Sub) of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of such party or any of its subsidiaries.

          4.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties (New Century shall represent itself and the New Century Shareholders and the Company shall represent itself and Sub) prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party's representations or warranties herein.

     5.   SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

     All representations, warranties and covenants of the parties hereto contained herein shall survive the consummation of the Transaction and remain in full force and effect until the first anniversary of the Closing.

     6.   CONDITIONS TO CLOSING

          6.1 Conditions to Obligation of New Century and New Century Shareholders. The obligations of New Century and the New Century Shareholders under this Agreement shall be subject to each of the following conditions:

               (a) Representations and Warranties of Company to be True. The representations and warranties of the Company and Sub, as the case may be, herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. The Company and Sub, as the case may be, shall have performed in all material respects all obligations and complied in all material respects, to their respective actual knowledge, with all covenants and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

               (b) No Legal Proceedings. No injunction or restraining order shall be in effect prohibiting this Agreement, and no action or proceeding shall have been instituted and, at what would otherwise have been the Closing, remain pending before the court to restrain or prohibit the Transaction.

               (c) Statutory Requirements. All statutory requirements for the valid consummation by the Company or Sub, as the case may be, of the Transaction shall have been fulfilled. All authorizations, consents and approvals of all governments and other persons required to be obtained by Company and Sub in order to permit consummation by the Company or Sub, as the case may be, of the Transaction shall have been obtained except as to any authorization, consents and approvals that may be required for the issuance of the Company Shares to the New Century Shareholders hereunder.

               (d) Directors. Prior to the Closing, all of the directors and officers of the Company shall have submitted their contingent resignations to Loeb & Loeb LLP to be held in escrow and to become effective at the Closing. Before the resignations take effect, the resigning directors shall appoint Duquette and Czikmantori to become new directors of the Company so that, at the Closing, the Board of Directors of the Company will consist of Duquette and Czikmantori.

               (e) Conversion of Loans with MCG and Bastion. The existing loans of the Company owing to MCG and Bastion shall be converted into and not to exceed an aggregate of 4,900,000 Company Shares.

               (f) Conversion of Liabilities. Except for amounts not to exceed in the aggregate $25,000, all of the Company's liabilities to the Creditors shall have been converted into an aggregate of up to 800,000 Company Shares.

               (g) Transfer of Subsidiaries Stock. On or prior to the Closing, the Company shall transfer to Stern or his designee all of the capital stock of Jeffrey A. Stern & Associates, Inc. and InternetMercado Commerce Corporation owned by the Company together with an aggregate number of shares equal to 800,000 shares less the number of shares issued by the Company to the Creditors referred to in Section 6.1(f).

               (h) Stern Indemnity. Stern shall have entered into an indemnity agreement (the "Stern Indemnity Agreement") with the Company in the form of Exhibit C attached hereto pursuant to which Stern agrees to provide a limited indemnity to the Company from any liabilities of the Company existing as of the Closing in excess of an aggregate of $25,000, which liabilities the Company is required to pay after the Closing.

               (i) Stern Pledge Agreement. Stern shall have entered into a Pledge Agreement in the form of Exhibit D (the "Stern Pledge Agreement") with the Company and shall have delivered to Loeb & Loeb LLP, as pledgeholder (the "Pledgeholder") certificates evidencing 400,000 of the Stern Shares, duly and properly endorsed in blank (or accompanied by appropriate stock powers) to secure Stern's obligations pursuant to the Stern Indemnity Agreement.

               (j) Certificate. The Company shall have delivered to New Century and the New Century Shareholders, an officer's certificate to New Century and the New Century Shareholders, in form and substance reasonably satisfactory to New Century and the New Century Shareholders, as to the satisfaction of the foregoing conditions.

          6.2 Conditions to Obligations of the Company. The obligation of the Company and Sub under this Agreement shall be subject to the following conditions:

               (a) Representations and Warranties of New Century and the New Century Shareholders to be True. The representations and warranties of New Century and the New Century Shareholders herein contained shall be true in all material respects as of the Closing and shall have the same effect as though made at such time, except as to effect of transactions, payments and liabilities incurred in the ordinary course of business. New Century and the New Century Shareholders shall have performed in all material respects all obligations and complied in all material respects, with all covenants and conditions required by this Agreement to be performed or complied with by them prior to the Closing.

               (b) No Legal Proceedings. No injunction or restraining order shall be in effect, and no action or proceeding shall have been instituted and, at what would otherwise have been the Closing, remain pending before the court to restrain or prohibit the Transaction.

               (c) Statutory Requirements. All statutory requirements for the valid consummation by New Century and the New Century Shareholders of the Transaction shall have been fulfilled. All authorization, consents and approvals of all governments and other persons required to be obtained by New Century and the New Century Shareholders in order to permit consummation by New Century and the New Century Shareholders of the Transaction shall have been obtained.

               (d) Certain Other Conditions. The conditions contemplated by Sections 6.1(c), 6.1(e), 6.1(f), 6.1(g), and 6.1(i) hereof shall have been satisfied.

               (e) Shareholders Certificate. The New Century Shareholders and the Additional New Century Shareholders shall have delivered to the Company a certificate as to good title to the New Century Shares owned by them and as to their waiver of appraisal rights available under the CGCL in respect of the Merger.

               (f) Registration Rights Agreement. The Company and the holders of the Additional Securities and West America Securities Corp. ("West America") shall have entered into a Registration Rights Agreement pursuant to which the Company will agree to use its best efforts to register the Additional Securities and the shares to be issued to West America as described on Schedule 2.15 (the "West America Securities") within 120 days of the Closing and grant piggyback rights for such securities (if the Additional Securities and the West America Securities have not been so registered), in the form of Exhibit E hereto.

               (g) New Century Shareholders Pledge Agreement. The New Century Shareholders shall have entered into a Pledge Agreement in the form of Exhibit F attached hereto (the "New Century Pledge Agreement") with the Company and shall have delivered to the Pledgeholder certificates evidencing 600,000 Company Shares to be issued to the New Century Shareholders hereunder duly and properly endorsed in blank (or accompanied by appropriate stock powers) to secure the New Century Shareholders' obligations pursuant to Section 7.1 hereof.

               (h) New Shares. Concurrently with the Closing, the Company shall have issued an aggregate of 4,500,000 shares to the individuals set forth on Schedule 6.2(h) for an aggregate purchase price of $1,125,000 payable pursuant to the delivery of a promissory note in the form attached hereto as Exhibit G.

               (i) Certificate. New Century shall have delivered to the Company an officer's certificate in form and substance reasonably satisfactory to the Company, as to the satisfaction of the foregoing conditions.

     7.   INDEMNIFICATION.

          7.1 Indemnification by the New Century Shareholders. Provided the Company's claim therefor is instituted by written notice within the time period specified in Section 5 hereof, each of Duquette and Czikmantori shall indemnify, defend and hold harmless and in all respects make whole the Company from and against any and all claims, demands, liabilities, damages, judgments and payments, including reasonable attorneys' fees ("Losses"), which may be incurred or suffered by the Company or to which it may be subject, which may arise out of or result from any breach of or exist in violation of any representation, warranty, covenant or agreement of New Century and the New Century Shareholders contained in this Agreement. Notwithstanding anything to the contrary:

               (a) A New Century Shareholder shall not be required to indemnify the Company as to any representations pertaining to the other Shareholder's interest in the New Century Shares.

               (b) The New Century Shareholders shall have no liability to the Company with respect to the representations and warranties hereunder until such time as the aggregate amount of Losses with respect thereto exceed One Hundred Twenty-Five Thousand Dollars ($125,000) (the "Basket").

               (c) The maximum amount of the liability of the New Century Shareholders pursuant to this Section 7.1 shall be $2,000,000

               (d) The New Century Shareholders shall have no personal liability pursuant to this Section 7.1 other than in respect of such Shareholders' interest in the Company Shares deposited with the Pledgeholder pursuant to Section 6.2(g).

          7.2 Indemnification by the Company. Provided the claim therefor is instituted by written notice within the time period specified in Section 5 hereof, the Company shall indemnify, defend and hold harmless and in all respect make whole the New Century Shareholders from and against any Losses which may be incurred or suffered by any such party or to which any such party may be subject, which may arise out of or result from any breach of or exist in violation of any representation, warranty, covenant or agreement of the Company or Sub, as the case may be, contained in this Agreement.

          7.3 Computation of Losses. For purposes of calculating any Losses suffered by an indemnified party pursuant to Sections 7.1 or 7.2 hereof, the amount of the Losses suffered by the indemnified party shall be the net amount of damage so suffered after giving effect to any insurance proceeds recovered with respect to such matter.

          7.4 Notice to Indemnifying Party. If any party (the "Indemnified Party") receives notice of any claim or other commencement of any action or proceeding with respect to which any other party (or parties) (the "Indemnifying Party") is obligated to provide indemnification pursuant to Sections 7.1 or 7.2 hereof, the Indemnified Party shall promptly give the Indemnifying Party written notice thereof which notice shall specify, if known, the amount or an estimate of the amount of the Losses arising therefrom. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld or delayed) unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Section 7.5 hereof.

          7.5 Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense shall assume the defense of any such claim or legal proceeding using counsel of its choice (subject to the approval of the Indemnified Party, which approval may not be unreasonably withheld or delayed). The Indemnified Party shall be entitled to participate in the defense of any such action, with its counsel and at its own expense; provided, however, that if the Indemnified Party, in its sole reasonable discretion, determines that there exists a conflict of interest between the Indemnifying Party (or any constituent party thereof) and the Indemnified Party or that the Indemnifying Party does not have sufficient financial resources to fully defend the proceeding or to pay the claim or judgment, the Indemnified Party (or any constituent party thereof) shall have the right to engage separate counsel, the reasonable costs and expenses of which shall be paid by the Indemnifying Party, but in no event shall the Indemnifying Party be liable for the costs and expenses of more than one such separate counsel. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense.

     8.   MISCELLANEOUS

          8.1 Further Assurances. From time to time, at the other party's request and without further consideration, each of the parties will execute and deliver to the others such documents and take such action as the other party may reasonably request in order to consummate more effectively the Transaction.

          8.2 Expenses of Sale. Except as otherwise provided herein, each party shall bear its own and the New Century Shareholders, and the Company shall bear its own and Sub's direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation and performance of the Transaction. Without limitation, such expenses shall include the fees and expenses of all attorneys, brokers, investment bankers, accountants, agents and finders and other professionals incurred in connection herewith, acting on behalf of such party. The parties shall indemnify each other against any claims, costs, losses, expenses or liabilities arising from any claim or commissions, finder's fees or other compensation in connection with the Transaction which may be asserted by any person based on any agreement or arrangement for payment by the other party. Notwithstanding the foregoing, in the event that the Closing has occurred, the Company shall be responsible for the legal fees of each of Richman, Lawrence, Mann, Chizever & Phillips and Loeb & Loeb LLP in connection with this Agreement together with the schedules and exhibits hereto.

          8.3 Use and Confidentiality. All of the information, records, books, and data to which the parties are given access as set forth herein shall be used by the parties solely for the purpose of confirming the representations and warranties set forth herein. Subject to any obligation to comply with (i) any law (ii) any rule or regulation of any authority or securities exchange of (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the Transaction shall be concluded, all information obtained by any party about the other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its shareholders, directors, trustees, officers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by either party through its own independent investigations of the other party or received by such party from a third party not under any obligation to keep such information confidential nor to any information obtained by such party which is generally known to others engaged in the trade or business; and provided, further, that, from and after the Closing, such party shall be under no obligation to maintain confidential any such information concerning the other party. If this Agreement shall be terminated for any reason, each party shall return or cause to be returned to the other all written data, information, files, records and copies of documents, worksheets and other materials obtained by such party in connection with the Transaction.

          8.4 Notices. All notices, requests and other communications thereunder shall be in writing and shall be delivered by courier or other means of personal service (including by means of a nationally recognized courier service or professional messenger service), or sent by telex or telecopy or mailed first class, postage prepaid, by certified mail, return receipt requested, or by Federal Express or other reputable overnight delivery service, in all cases, addressed to:

                     To New Century, or the New Century Shareholders:

                         9515 Sorensen Avenue
                         Santa Fe Springs, California 90670
                         Tel: 562-906-8455
                         Fax: 562-906-8459
                         Attention:  David Duquette

                     With a copy to:

                         Jerry Phillips, Esq.
                         Richman, Lawrence, Mann,
                         Chizever & Phillips
                         9601 Wilshire Boulevard, Penthouse
                         Beverly Hills, California 90210
                         Tel: (310) 274-8300
                         Fax: (310) 274-2831

                     To the Company:

                         InternetMercado.com, Inc.
                         2329 S. Purdue Avenue
                         Los Angeles, CA 90064
                         Tel: 310-914-3007
                         Fax: 310-914-0607
                         Attention:  Jeffrey A. Stern

                     With a copy to:

                         David Ficksman, Esq.
                         Loeb & Loeb LLP
                         10100 Santa Monica Blvd.
                         Suite 2200
                         Los Angeles, California 90067
                         Tel: (310) 282-2350
                         Fax: (310) 282-2192

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgment or other evidence of actual receipt or delivery to the address. In case of service by telecopy, a copy of such notice shall be personally delivered or sent by registered or certified mail, in the manner set forth above, within three (3) business days thereafter. Either party hereto may from time to time by notice in writing served as set forth above designate a different address or a different or additional person to which all such notices or communications thereafter are to be given.

          8.5 Parties in Interest. Except as otherwise expressly provided herein, all the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors and assigns of the parties hereto; provided, however, that no assignment or transfer by any party of this Agreement or its rights or obligations hereunder shall occur without the prior written consent of the other parties hereto.

          8.6 Entire Agreement, Amendments. This Agreement, including the Schedules, Exhibits and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to this subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties or their respective permitted successors or assigns.

          8.7 Headings, Etc. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

          8.8 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

          8.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          8.10 Governing Law. This Agreement shall be governed by the laws of the State of California.

          8.11 Attorneys' Fees. If any legal action or other proceeding is brought for the enforcement of this Agreement or because of any dispute, breach, default or claim hereunder, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs it incurred in that action or proceeding, in addition to any other relief to which it may be entitled.

          8.12 Director and Officer Liability Insurance. For a period of three years from the Closing Date, the Company will continue to maintain director and officer liability insurance with at least the same coverage and terms as in force as of the closing.

            [The remainder of this page intentionally left blank.]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first above written.

                              INTERNETMERCADO.COM, INC.
                              a Delaware corporation

                              By:__________________________________
                              Name: Jeffrey A. Stern
                              Title: President

                              NEW CENTURY ACQUISITION
                              CORPORATION,
                              a California corporation

                              By:__________________________________
                              Name: Jeffrey A. Stern
                              Title: President

                              NEW CENTURY REMANUFACTURING,
                              INC., a California
                              corporation

                              By:__________________________________
                              Name: David Duquette
                              Title: President


                              NEW CENTURY SHAREHOLDERS

                              _____________________________________
                              David Duquette

                              _____________________________________
                              Josef Czikmantori